Exhibit 4.1

DESCRIPTION OF SECURITIES

Pursuant to our Third Amended and Restated Certificate of Incorporation, our authorized capital stock consists of 121,000,000 common shares, $0.0001 par value per share. The following description summarizes the material terms of our securities.

Common shares

Voting rights.

Each holder of our Common stock is entitled to one vote for each share of common stock held of record on all matters submitted to a vote of stockholders. Unless otherwise required by our Third Amended and Restated Certificate of Incorporation, our bylaws, the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the shares of our common shares that are voted is required to approve any matter submitted to a vote of our stockholders. As of April 23, 2026, there were 36,994,164 shares of our Common shares issued and outstanding. Our Common stock is listed on The Nasdaq Capital Market under the symbol “OPTX.”

Dividend rights.

Shares of Common stock are entitled to receive ratably, on a per share basis, such dividends and other distributions in cash, stock or property of the Company when, as and if declared by our Board of Directors out of assets or funds legally available therefor. We have not paid any cash dividends on our common shares to date and do not currently intend to pay cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors deems relevant.

Rights upon liquidation.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common stock are entitled to share ratably, on a per-share basis, in all assets of the Company available for distribution to stockholders after payment of the Company’s liabilities and subject to applicable law. In the case of any distribution or payment made or other consideration paid in respect of the Common stock upon a merger, consolidation or other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, such distribution or payment is required to be made ratably on a per-share basis among the holders of Common shares.

Other rights.

No holder of our Common stock is entitled to preemptive or subscription rights under our Third Amended and Restated Certificate of Incorporation or our bylaws. There are no redemption or sinking fund provisions applicable to our Common stock. Because our Third Amended and Restated Certificate of Incorporation authorizes 121,000,000 Common stock, our Board of Directors may approve the issuance of additional Common stock in the future for a variety of corporate purposes, including future offerings, add-on acquisitions and equity compensation arrangements, subject to applicable law and Nasdaq rules.

Redeemable Warrants

Our redeemable public warrants are listed on the Nasdaq Capital Market under the symbol “OPTXW.” As of December 31, 2025, we had 14,107,989 redeemable public warrants outstanding. Each whole warrant entitles the holder to purchase one share of our common shares at an exercise price of $11.50 per share, subject to adjustment in accordance with the applicable warrant agreement. The warrants are redeemable in accordance with their terms. The shares issuable upon exercise of the warrants have customary registration rights, which are contained in the respective forms of warrants and related agreements and generally require us to file and keep effective a resale registration statement registering the resale of the common stock underlying the warrants. This prospectus relates to an offering of shares common stock only, and no units, preferred stock or additional warrants are being issued or registered in this offering.

Election of Directors and Vacancies

Our Third Amended and Restated Certificate of Incorporation provides for a classified board of directors divided into three classes, designated Class I, Class II and Class III, with directors in each class serving staggered terms. At each annual meeting of stockholders, directors elected to succeed those directors of the class whose terms then expire are elected for a term expiring at the third succeeding annual meeting of stockholders after their election. Subject to applicable law, any director may be removed with or without cause by the affirmative vote of holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors. Any vacancy on the Board of Directors, including any vacancy resulting from an enlargement of the Board of Directors, may be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

Special Meetings of Stockholders; Action by Written Consent

Our Third Amended and Restated Certificate of Incorporation and bylaws provide that special meetings of stockholders may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by stockholders or any other person. In addition, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents setting forth the action taken are signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Anti-Takeover Effects of the Third Amended and Restated Certificate of Incorporation and Bylaws

The DGCL and our Third Amended and Restated Certificate of Incorporation and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions include the classified board structure, restrictions on who may call special meetings of stockholders, Board authority to fill vacancies on the Board of Directors, advance notice requirements for stockholder proposals and nominations and the exclusive forum provisions described below. In addition, because a substantial number of authorized common stock remain unissued, our Board of Directors may approve the issuance of additional common stock in transactions that could have the effect of delaying, deferring or discouraging a change in control, subject to applicable law and Nasdaq rules.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date such stockholder became an interested stockholder, unless certain conditions specified in Section 203 are satisfied. Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the corporation’s voting stock. This provision may have the effect of discouraging takeover attempts that stockholders might consider to be in their best interests.

Exclusive Forum

Our Third Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain types of actions and proceedings, including derivative actions brought in our name, actions against directors, officers, stockholders, employees or agents for breach of fiduciary duty and certain other actions arising under the DGCL, our Third Amended and Restated Certificate of Incorporation or our bylaws, or governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to these forum provisions to the fullest extent permitted by law. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law, a court may determine that one or more of these provisions is unenforceable, and, to the extent enforceable, these provisions may have the effect of discouraging lawsuits against our directors and officers.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common shares for at least six months would be entitled to sell such securities, provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale. Persons who have beneficially owned restricted shares of our common shares for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, under which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of 1% of the total number of shares of common stock then outstanding or the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Registration Rights

The shares issuable upon exercise of the warrants have customary registration rights requiring us to file and keep effective a resale registration statement registering the resale of the common stock underlying the warrants. We also entered into an Amended and Restated Registration Rights Agreement in connection with the business combination covering certain insider and legacy stockholder securities. We will bear the expenses incurred in connection with the filing of any such registration statements, subject to the terms of the applicable agreement.

Listing of Securities

Our Common stock and redeemable warrants are listed on the Nasdaq Capital Market under the symbols “OPTX” and “OPTXW,” respectively.